SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On March 30, 2020, Mediwound Ltd. (the “Company”) issued a press release providing an update on the Company’s business due to the heightened uncertainty related to the COVID-19 pandemic. A copy of the press release is attached as Exhibit 99.1 to this report.

In addition, in light of the heightened uncertainty related to the COVID-19 pandemic, the Company is updating the risk factors disclosed in Item 3.D. of its Form 20-F for the fiscal year ended December 31, 2019. Accordingly, the Company’s risk factor disclosure is updated to include the following additional risk factor:

The coronavirus (COVID-19) outbreak could adversely impact our business, financial condition and results of operations.

In March 2020, the World Health Organization declared the ongoing coronavirus (COVID-19) outbreak to be a pandemic. The coronavirus has spread throughout Israel where our headquarters and plant are located and in other areas where we have business operations. The spread of COVID-19 could have a negative impact on the value of the Company and on the ability of the Company to raise capital (privately or publicly), conduct strategic deals, and continue to conduct clinical trials in medical centers, and could cause us to suspend the recruitment of patients in studies that remain open. In addition it could negatively affect our manufacturing operations and global supply chain. In response to the outbreak, we have taken various measures to date, including executing a global remote work policy, suspension of all work related travel, including for our field-based employees, suspension of all in-person meetings and interactions with the healthcare community until further notice, leveraging virtual tools and digital communication technologies to continue important interactions with our employees, healthcare professionals, patients and other stakeholders, conducting remote site monitoring, transportation reimbursement and arranging additional shipments of investigational product to sites and we have instituted alternating shifts and additional practices to help ensure the health and safety of our employees who work on critical tasks in our labs and manufacturing facility, as they continue to advance our science and deliver medicines for patients. In addition, COVID-19 has had an adverse impact on and may continue to adversely impact the expected timelines of our clinical studies and contribute to delays in obtaining regulatory approvals and in receiving governmental funding. For example, we have decided to temporarily suspend initiation of new clinical sites and patient enrollment in our U.S. Phase 2 adaptive design clinical study of EscharEx for the treatment of venous leg ulcers. These existing measures have disrupted, and any future actions may result in further disruption, to our business, and may negatively impact our results of operations and financial position.

 Our customers may also be adversely impacted by the prolonged impacts of the COVID-19 pandemic. As a result of the deterioration in economic conditions, our customers and potential customers may elect to decrease their spending or reconsider orders, which would adversely affect our business, operating results and financial condition.  For example, in light of the significant impact of the COVID-19 pandemic in the U.S. and related expenditures by the U.S. federal government, we may experience delays in deliveries of the procurement orders under our September 2015 agreement with the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) and such agreement, as well as our other agreements with BARDA, may be suspended or terminated by BARDA. BARDA may terminate the agreements at any time, at its convenience and without any further funding obligations. In addition, there may be limitations of product transportation that can impact our sales to customers.

Our suppliers, including Challenge Bioproducts Corporation Ltd. (“CBC”), may be adversely impacted by the COVID-19 pandemic. As a result, we may face delays or difficulty sourcing components and drug substances for our products and product candidates, which could negatively affect our business and financial results. Even if we are able to find alternate sources for such components and drug substances, they may cost more, which could adversely impact our profitability and financial condition.

As the magnitude of the impact on global markets from COVID-19 is difficult to predict, the extent to which the pandemic may negatively affect our clinical and operational activities, operating results and financial condition is uncertain.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit 99.1	Description Press Release, dated March 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: March 30, 2020	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer